Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL POSITION AND OPERATING RESULTS

This management’s discussion and analysis (“MD&A”), dated June 21, 2006, is a year-over-year review of the activities, results of operations, liquidity and capital resources of Pine Valley Mining Corporation and its consolidated subsidiaries (the “Company”) for the year ended March 31, 2006. The information in this MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended March 31, 2006. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These principles conform in all material respects with GAAP in the United States, except as disclosed in note 17 to the consolidated financial statements.

Additional information about the Company is available on SEDAR at www.sedar.com and through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and the variances may be significant.

The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Information about Forward-Looking Statements

This MD&A contains “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties.  Such statements are based on the Company’s current expectations, estimates and projections about the industry, management’s beliefs and certain assumptions made by it.  Words such as “anticipates”, “expects”, “intends”, “plans”, “believes” or similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity.  Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (“SEC”).  In particular, your attention is directed to the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions.  You should carefully consider those risks, in addition to the other information in this MD&A and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason. In addition, any forecasts or guidance provided by the Company are based on the beliefs, estimates and opinions of the Company’s management as at the date of this MD&A and, accordingly, they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update such projections if management’s beliefs, estimates or opinions, or other factors should change.

Description of Business

The Company is a producer and marketer of metallurgical coal.  The Company has been producing low volatile pulverized coal for injection (“PCI”) at its Willow Creek coal property since August 2004 and began mining its coking coal in November 2005.

The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (“New Lintex”) and Willow Creek Coal Ltd. (“Willow Creek”), a wholly owned subsidiary of A.L.M. Associates Corp. (“ALM”) under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its shares are listed on the TSX (symbol “PVM”) and OTC Bulletin Board in the United States (symbol “PVMCF”).

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Overview

SUMMARY – Presented in accordance with Canadian GAAP

(Thousands of dollars, except per unit amounts)	Year ended March 31,
	2006	2005	2004
Statement of operations
Revenues	$ 59,458	$ 19,675	$ -
Income before undernoted items	8,382	1,564	-
Income (loss) before other income (expenses) and income taxes	1,757	(1,518)	(1,056)
Foreign exchange and derivatives gain	1,360	2,006	30
Interest and financing	(2,018)	(889)	(84)
Mining taxes expense	(207)	(45)	-
Future income taxes expense	(299)	(32)	-
Net income (loss)	$ 608	$ (453)	$ (1,113)

Basic and diluted income (loss) per share	$ 0.01	$ (0.01)	$ (0.03)

Coal production (tonnes)	674,622	377,099	-
Coal sales (tonnes)	601,175	289,681	-
Average US$ coal price (per tonne)	$ 82.94	$ 55.35	-
Average CDN$ coal price (per tonne)	$ 98.90	$ 67.92	-

Balance Sheet
Total assets	$ 82,129	$ 59,856	$ 16,931
Total liabilities	$ 34,122	$ 31,579	$ 4,880
Shareholders’ equity	$ 48,007	$ 28,277	$ 12,051

Key events for overall discussion in this MD&A for the year ending March 31, 2006 and to the current date include the following:

•

production and sales to customers;

•

financing activities;

•

development of coking coal product;

•

construction of coal preparation plant;

•

exploration of Pine Pass property;

•

updated analysis of Willow Creek reserves;

•

graduation to the Toronto Stock Exchange; and

•

changes to management team.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Developments During the March 31, 2006 Year and to the Current Date

Production and sales

The Company realized sales of 601,175 tonnes of PCI product at an average sales price for the year of $98.90 per tonne (US$82.94). These sales consisted of tonnages carried forward from the previous fiscal year and under 2006 fiscal year contracts.

The total volume of coal mined during the year was 674,622 tonnes compared to 377,099 for the fiscal year ended March 31, 2005. This increase reflects the full year of production for fiscal 2006 and the increased infrastructure in place at the Willow Creek mine site. Production was lower than anticipated for the year, primarily due to higher strip ratios and reduced customer demand during the period of October and November 2005.

The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with the mining operations. The Company is continuing to negotiate the terms of a long-term contract with this contractor and is currently operating under an interim agreement that expires on August 31, 2006. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.

Financing activities

The Company has engaged in a variety of significant financing activities during and subsequent to the year ended March 31, 2006. These are described in detail under “Liquidity, Financial Condition and Capital Resources” in this MD&A. In summary, financing activities included the following items:

•

Repayment of the final $1 million due to Mitsui Matsushima Canada Ltd.;

•

Repayment of the Company’s facility with Marubeni Corporation;

•

Entering into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a Division of Royal Bank of Canada; and

•

Completing two private placements for total gross proceeds of $15.138 million.

In addition, the Company has obtained an extension on its loan from The Rockside Foundation from June 30, 2006 to September 30, 2006 and is currently seeking to obtain additional debt financing, having entered into an engagement letter with an independent financial advisor.

Development of coking coal product

The Company commenced the initial overburden removal on its coking coal seams in October 2005 in order to be able to extract a small amount of coking coal to wash in production mode following completion of the coal preparation plant late in 2005. This enabled the Company to perform sample analysis and provide drum samples to current and interested prospective customers. The Company sent samples to a highly respected independent laboratory to conduct coking tests on the product. Both the test results and feedback from customers have been favourable, indicating that the coking coal produced at the Willow Creek mine compares with the best quality coals produced in Canada.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

In early June 2006, subsequent to the fiscal year end, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

Construction of coal preparation plant

Commissioning of the coal preparation plant commenced on October 10, 2005 and was completed in December 2005. The total cost of the plant and related capital additions is as follows:

Component	Cost (’000s)

Building	$ 4,122
Equipment	4,296
Engineering	2,273
Tailings pond	875
Water	273
Capitalized interest	693
TOTAL	$12,532

The major elements for construction of the plant had been awarded to the Sedgman Group of Companies (“Sedgman”) for a contracted cost of US$8.456 million ($9.809 million at an exchange rate of 1.16 Canadian to the $1.00 US), inclusive of the maximum achievable bonus for early completion. The actual Sedgman amount included in the costs above was US$8.219 million. The total budgeted cost for the coal preparation plant was $11.7 million (excluding capitalized interest charges).

With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to meet its planned production of approximately 1.2 million tonnes for the year commencing April 1, 2006. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.

Exploration of Pine Pass Property

As previously announced, in May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value.  The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Willow Creek Reserves

The Company issued an updated Technical Report that determined increased coal reserves at its Willow Creek mine. The revised reserve represents an increase of more than 35% in saleable product coal to 14.798 million tonnes (“Mt”) compared to 10.859 Mt reported in the Company’s previous Technical Report filed on SEDAR in July 2005 (as reconciled for subsequent mining activity). Of the increase in reported saleable product, 3.679 Mt relate to coking coal and 0.26 Mt to PCI taking the total for each type of saleable product coal to 7.722 Mt and 7.076 Mt respectively.

The updated Technical Report is based upon revised detailed pit design and economic analyses. The table below summarizes and reconciles the revised coal reserves at the Willow Creek Mine:

Category	Recoverable (‘000’s tonnes)	Saleable (‘000’s tonnes)

Current Reserves (1)	19,083	14,798
Previous Reserves (2)	13,531	10,859

Increased Reserves	5,552	3,939

(1) Total measured and indicated reserves at January 1, 2006 per updated Technical Report of March 2006.

(2) Total measured and indicated reserves at March 31, 2005 per Technical Report of July 2005 less coal mined for the period from April 1, 2005 to December 31, 2005.

The saleable coal volumes as split between coking and PCI coal have been revised as follows:

Category	Coking (‘000’s tonnes)	PCI (‘000’s tonnes)

Current Saleable	7,722	7,076
Previous Saleable	4,043	6,816

Increased Saleable	3,679	260

The additional coking coal reserves arise as a result of expanding the boundaries of the mining area from the previous plan using economic analysis based upon prevailing market prices and anticipated future mining costs. The increase to the PCI reserves results from the reclassification of Seam 3 from coking coal to PCI. The average stripping ratio for the reported reserves is 5.0 bcm of waste per tonne of recoverable reserve.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Technical Report has been developed, in compliance with National Instrument 43-101, by the Independent Qualified Persons Mr. Robert J. Morris, M.Sc., P.Geo. and Mr. James H. Gray, P.Eng., who have reviewed and approved this statement.

The updated reserves at the Willow Creek mine support the Company’s intention to increase coking coal as a percentage of total sales as it seeks to develop new markets and increase contracted tonnage commitments.

Graduation to the TSX

On December 22, 2005 the Company commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol PVM. The Company de-listed from the TSX Venture Exchange on December 21, 2005. A total of 85,643,145 common shares of the Company were listed on the TSX, of which 75,702,878 were available for trading with 9,940,267 common shares reserved for future issue.

Changes to Management Team

On June 21, 2006, the Board of Directors accepted the resignation of Mr. Graham Mackenzie from the position of President and CEO, subject to the final determination of the date of resignation. Mr. Mackenzie is leaving management of the Company for personal reasons, but will remain as a Director. Upon the effective date of Mr. Mackenzie’s resignation, Mr. Robert Bell will be appointed as President and CEO.

Mr. Bell joined the Company on February 27, 2006 from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. He graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.

Mr. Roy Fougere, currently the Assistant Mine Manager, has been appointed General Manager of the Willow Creek mine responsible for all site operations. Mr. Fougere has extensive engineering, project, and operations experience that make him well suited to his new position.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Results of Operations

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2006 and other public disclosure documents of the Company.

Revenues

Revenues from coal sales for the year ended March 31, 2006 were $59.458 million based upon 601,175 tonnes of PCI product shipped to customers and representing an increase from the prior year of $39.783 million or approximately 202%. The realized average sales price for the year was $98.90 per tonne (US$82.94) compared to $67.92 (US$55.35) for fiscal 2005.

As the Company’s sales agreements are all denominated in U.S. dollars, its reported revenues were negatively affected by the continued strong Canadian dollar compared to the U.S. dollar in the period. The average exchange rate during the year ended March 31, 2006 was 1.19 compared to 1.28 for the prior year. To manage exposure to currency fluctuations, the Company has utilized foreign exchange forward contracts, as discussed below in this MD&A.

The Company’s sales for the year were lower than anticipated resulting from customer requests to delay shipments of coal for the months of October and November due to their over-commitments and lack of available storage space. Accordingly, the Company did not record any coal sales for the months of October and November 2005, with shipments resuming in December 2005. Typically, sales contracts provide for shipments of committed tonnes to be made evenly over the course of the year. Accordingly, the Company does not anticipate such delays being an ongoing trend.

For the fiscal year ending March 31, 2006, the Company contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. Furthermore, as discussed in the “Outlook” section below, the Company is anticipating that a significant portion of the 2006 fiscal year contracted tonnage not sold as a result of customer requested delays in shipment will be carried over at current year prices to the next fiscal period.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Cost of Operations

Non-GAAP production statistics (unaudited)

	Year ended March 31,
(Thousands of dollars, except per unit amounts)	2006	2005

Coal sales (tonnes)	601,175	289,681
Product coal produced (tonnes)	674,622	377,099

Mining and transportation costs	$ 44,213	$16,239
Less: Selling and non-production costs included in mining and transportation	$ (2,080)	$ (826)
Mining, transportation and port receiving costs	$ 42,133	$15,413

Mining, transportation and port receiving cash costs (per tonne)	$ 70.09	$ 53.21

Major components of the Company’s cost of operations are as follows:

•

Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•

Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver and Ridley Terminals in Prince Rupert, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•

Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•

Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•

Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cash cost per tonne for product sold in the year relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $70.09 (compared to $53.21 for the preceding year). To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements “mining and transportation costs” for the period ended March 31, 2006 is provided in the table above.

Total cost of operations for the year ended March 31, 2006, was $51.076 million compared to $18.111 million for the year ended March 31, 2005. The increase in the production cost is attributable to the following significant factors with regards to the mining and facility operating costs:

•

Average strip ratios relating to product sold during the year ended March 31, 2005 were 5.63:1 compared to 7.85:1 for the year ended March 31, 2006. The impact of these higher strip ratios amounted to an increased cost per tonne of approximately $11.30 for the March 31, 2006 year. Strip ratios have been running at higher than anticipated levels over recent periods due to an anticline roll in a PCI coal seam that required additional overburden removal. Additional discussions relating to strip ratios are included in the “Outlook” section in this MD&A.

•

As part of the ongoing negotiations with the Company’s mining contractor (Tercon Construction Ltd.) revised coal and waste mining rates became effective in September 2005. These revised rates contributed to an increase of approximately $1.60 per tonne for coal sold in the year ended March 31, 2006 compared to the immediately preceding year. The increased rates charged by Tercon are directly affected by the mining strip ratios.

•

Approximately $2.40 per tonne relates to increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the year ended March 31, 2006. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

•

The Company continued to incur the cost of fuel surcharges which reflect the continued high commodity cost of oil in world markets. These surcharges relate to both rail and services provided by the Company’s mining contractor. The total fuel surcharge costs in the year ended March 31, 2006 amounted to $3.47 per tonne of product coal sold compared to $0.95 per tonne for the year ended March 31, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.

Selling costs for the year totaled $4.03 per tonne ($3.83 for the year ended March 31, 2005). These costs include selling commissions, port charges relating to vessel loading and costs associated with coal sampling. Selling costs were higher on a per tonne basis compared to the prior year primarily as a result of comparatively higher commission costs based on the higher average sales price realized compared to the year ended March 31, 2005. Administrative/amortization costs totaled a combined $8.54 per tonne ($3.36 for the year ended March 31, 2005).The increase in administrative/amortization per tonne costs relates to the increased charges for depreciation of plant and equipment given the full year of operations in fiscal 2006.

Other Expenses

General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $6.625 million for the year ended March 31, 2006. This represents an increase of $3.543 million from the equivalent period in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it has developed and added to its infrastructure as well as performing more activities in all areas of the business as operational activities developed.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Salaries and stock-based compensation for the year ended March 31, 2006 increased by $2.628 million compared to the prior year. Stock-based compensation expense increased by $2.3 million for the year ended March 31, 2006 compared to the year ended March 31, 2005. The overall increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during and subsequent to the fourth quarter of the fiscal year ended March 31, 2005 and as part of the Company issuing further stock options to key team members in March 2006 so as to retain key personnel in light of escalating wages and in context of a tight labour market for experienced mining personnel. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Office and general expenses increased from $171,000 for the year ended March 31, 2005 to $770,000 in the current year. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage (primarily Directors and Officers liability and property insurance for the mine infrastructure) and travel costs required as part of the Company’s ongoing activities to maintain ongoing dialogue with customers and the investment community.

Filing and transfer agent fees increased during the year ended March 31, 2006 to $252,000 from $88,000 in the prior year. These additional costs reflect the Company’s successful application to graduate to the TSX during the year.

Interest and financing costs increased by $1.129 million for the year ended March 31, 2006 compared to the prior year as the Company carried higher levels of debt to fund completion of the Willow Creek mine’s infrastructure.  During the period from October 1, 2004 to March 31, 2006, the Company’s overall term debt and operating line utilization increased from $9.808 million to $16.012 million which increased interest costs. The Company also incurred increased financing costs pursuant to its negotiations with several potential lenders during the current fiscal year and the note from The Rockside Foundation for which bonus shares have been included as financing fees.

The Company recorded a gain on foreign exchange of $1.36 million for year ended March 31, 2006 ($2.006 million for the year ended March 31, 2005). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. During the year, the US to Canadian dollar exchange rate moved from 1.21 to 1.16, while the prior year ended March 31, 2005 saw the exchange rate move from 1.31 to 1.21. The gain in the current year was less than that experienced in 2005 due to the relatively smaller exchange rate movement.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company’s coal sales contracts are denominated in US dollars and the fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenues realized on these sales. The Company had entered into forward contracts for Canadian dollars to establish a partial hedge against exposure to currency fluctuations. A weaker US dollar compared to previously negotiated forward contract rates during the current year resulted in a foreign exchange gain. As of March 31, 2006, the Company had exercised all remaining forward contracts to sell US dollars and is currently evaluating, subject to availability on its operating line, whether or not to enter into additional forward contracts.

The Company has recognized a future income tax expense of $0.299 million for the year ended March 31, 2006 (2005 - $32,000). The Company has also recognized a mining tax expense of $0.207 million relating to British Columbia Mineral Taxes for mining activities at the Willow Creek mine. A reconciliation of income taxes for each of the past three years is shown below:

The amounts recognized by the Company are estimates subject to a variety of factors that could impact the exact rate at which the Company is taxable, including, but not limited to, its ability to continue to achieve profitable operations, the availability and use of its income tax loss carryforwards and other tax assets.

Net Income (Loss)

As a result of the foregoing, the Company realized consolidated net income for the year ended March 31, 2006 of $0.608 million (or $0.01 per share) as compared to net loss of $0.453 million for the year ended March 31, 2005.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Fourth Quarter - 2006

Fourth quarter revenues were $18.216 million (on 154,997 tonnes of product sold) compared to the fourth quarter of the prior fiscal year with revenues of $7.223 million (on 97,402 tonnes). The average sales price increased from US$60.32 (CAD$74.15) to US$101.40 (CAD$117.52) for the quarter ended March 31, 2006 compared to the prior year equivalent period representing the higher coal sales prices negotiated for the 2006 fiscal year. This increase in sales price was mitigated, to some extent, as a result of the stronger Canadian dollar. Further discussions of the results for the fourth quarter are included below under “Selected Quarterly Information (unaudited).”

Selected Quarterly Information (unaudited)

	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004
Total Revenues (millions)	$18.216	$7.811	$19.957	$13.474	$7.223	$9.189	$3.264	Nil
Production (tonnes)	131,029	134,407	202,919	206,267	153,533	137,316	86,250	Nil
Sales (tonnes)	154,997	66,307	199,564	180,307	97,402	146,203	46,076	Nil
Average U.S. $ price per tonne	$101.40	$101.55	$82.78	$60.42	$60.32	$51.97	$55.55	N/a
Average CAD$ price per tonne	$117.52	$117.80	$100.00	$74.73	$74.15	$62.85	$70.83	N/a
Net (Loss) Income (millions)	($0.674)	($0.579)	$3.675	($1.814)	($2.342)	$1.664	$0.756	($0.532)
Basic and diluted net (loss) income per Share	($0.01)	($0.01)	$0.05	($0.03)	($0.03)	$0.03	$0.01	($0.01)
Cost of production	$86.62	$79.31	$61.72	$61.74	$53.21 (1)	$53.21 (1)	$53.21 (1)	N/a

(1) Mining operations commenced in July 2004 and the first product sold was in September 2004. Management considers that, in order to more accurately reflect the production cost (as defined above in this MD&A), the average for the period is more appropriate as a measure.

The quarterly results over the last two years illustrate the growth the Company has undergone as it has developed the Willow Creek mine. All of the Company’s sales to date have consisted of its PCI product. The Company has also commenced, since November 2005, to develop its coking coal seams by mining and washing a bulk sample of coking coal for distribution to prospective customers. The treatment of the costs of related overburden removal is described in more detail in the “Critical Accounting Estimates” section below. The focus on coking coal development for the fourth quarter lead to a decrease in volumes mined.

Sales for the quarter ended March 31, 2006 were lower than anticipated as a result of a shipment being pushed back into April due to a vessel delay. It is not unusual for variation in the timing of shipments to occur as a result of customer scheduling, vessel delays and port congestion. The average sales price realized in the quarter ended March 31, 2006 was US$101.40 per tonne, being reflective of the sales contracts entered into during the 2006 fiscal year without any impact of carryover tonnage from prior years.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company previously indicated that production for the quarter ended March 31, 2006 would approximate 240,000 tonnes. Actual production for the quarter amounted to 131,029 tonnes. The shortfall in production arose following the decision to reduce production from late February to better match production rates to changes in the shipping schedule, to minimize working capital requirements and in order to more fully focus efforts on developing the coking coal pit so as to be in a better position to bring the Willow Creek coking coal to market.

Production costs can vary on a quarterly basis as a result of varied mining conditions such as the timing of overburden removal and waste mining. As the Company accounts for these changes in mining strip ratios on a current basis – see the “Critical Accounting Estimates” section below – the value of its inventory can change dramatically between reporting periods. As previously disclosed, the Company continued to experience an elevated strip ratio, and accordingly, higher cost of production per tonne during the quarter ended March 31, 2006 (strip ratio of 8.54:1 compared to 8.43:1 for the quarter ended December 31, 2005).

The reported production costs per tonne for the quarter ended March 31, 2006 increased from prior periods as a result of the Company incurring a write-down to the carrying value of inventory of $0.372 million following the conclusion of the PCI price negotiations for the fiscal year commencing April 1, 2006. The amounts written down related to coal mined in earlier periods in the year with strip ratios and costs incurred as a result of conditions at that point in time. In addition, the Company incurred additional costs totaling approximately $0.39 million relating to mining coking coal areas of the Willow Creek Mine where the costs were expensed in the period, including the removal of oxidized coal which was exposed near the surface prior to mining, such coal not being suitable for sale as coking coal.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Liquidity, Financial Condition and Capital Resources

As at March 31, 2006, the Company had cash of $0.817 million and a working capital deficiency of $11.839 million compared to cash and a working capital deficiency of $2.2 million and $9.742 million at March 31, 2005 respectively.  This deficit reflects the classification on the entire $16.012 million of the Company’s indebtedness as a current liability of March 31, 2006. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.

The Company engaged in several significant financing activities during the year ended March 31, 2006. Activities relating to debt financing included:

•

During the year ended March 31, 2004, the Company issued a $4.0 million promissory note to Mitsui Matsushima Canada Ltd., in payment of a portion of the purchase price for its one-third interest in the Willow Creek Coal Mine. During the quarter ended June 30, 2005, the Company repaid the final instalment of $1.0 million due on the note.

•

During the year ended March 31, 2005, the Company entered into an agreement with Marubeni Corporation (“Marubeni”) to borrow up to US$ 7.6 million, to be drawn on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest payments were payable quarterly and the principal due no later than March 31, 2006. In September 2005, the entire remaining balance owing to Marubeni was repaid as part of the Company’s overall refinancing with the addition of a $20 million credit facility with Royal Bank (as described below).

•

On June 15, 2005, the Company was loaned US$1 million pursuant to a promissory note with Rockside. Interest was payable on the note at a rate of 10% per annum calculated and payable at maturity. The note was unsecured and due on demand at any time after July 31, 2005. This note was repaid by the Company prior to July 31, 2005.

•

On September 16, 2005, the Company entered into a working capital credit facility of up to $20 million with Royal Bank. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

In addition, a second amendment was entered into with Rockside whereby the due date for repayment of the loan was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During the aforementioned extension period interest was to be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate to November 29, 2005 of 10% per annum plus bonus shares up to 10% of the value of the loan). On November 23, 2005 a third amendment to the agreement with Rockside was entered into whereby the due date for repayment of the loan was extended from February 6, 2006 to June 30, 2006 with all other terms remaining unchanged. A fourth amendment was completed on June 15, 2006 whereby the terms of repayment were further extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company also engaged in equity financings during the year ended March 31, 2006 as follows:

•

340,000 options were exercised for proceeds of $303,300;

•

1,100,000 warrants were exercised for proceeds of $275,000.

•

In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for total gross proceeds of $5,000,000.

•

In December 2005, the Company completed a private placement of 4,055,000 units at a price of $2.50 per unit for total gross proceeds of $10,137,500. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. Net proceeds from the private placement amounted to $9.309 million.

The Company realized cash inflows from operating activities of $8.142 million for the year ended March 31, 2006 compared to negative cash flows of $3.63 million for the year ended March 31, 2005.

The Company increased the quantity of inventory on hand as at March 31, 2006 compared to prior periods as a result of anticipated shipments to customers in early April 2006. This resulted in increased working capital requirements which were offset by increased accounts payable and accrued liabilities at March 31, 2006.

Financing activities provided net cash inflows of $10.228 million for the year. Net loan receipts of $5.675 million were drawn on the Royal Bank operating line (out of a total facility of $20 million).  For the year ended March 31, 2006, the Company incurred cash expenditures of $0.466 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continued to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $19.762 million for the year.

The result of these cash flows was a decrease in cash for the year ended March 31, 2006 of $1.383 million, after incorporating the effect of the foreign exchange rate on cash.  The Company continues to monitor its cash flows closely so as to ensure that amounts drawn on its Royal Bank operating line are sufficient for current operational purposes.

On June 15, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

There can be no assurance that alternate financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

The following is a schedule reflecting our aggregate financial commitments as of March 31, 2006:

($’000s)	Payment due by period
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	11,771	11,771	-	-	-
Capital Lease Obligations	199	54	123	22	-
Operating Lease Obligation (2)	3,165	1,125	2,040	-	-
Operating Line	5,675	5,675	-	-	-
Other Long-Term Liabilities (3)	600	600	-	-	-
Total	21,410	19,225	2,163	22	-

(1)

At March 31, 2006, all of our long-term debt was classified as a current liability for financial reporting purposes.  Indebtedness consisted of amounts outstanding under the Company’s credit facility with The Rockside Foundation, being principal due of $10.337 million and accrued interest of $1.434 million.

(2)

Represents rent obligations under operating leases for coal loading services, office space in Vancouver and equipment and vehicles at the Willow Creek Coal Mine Site.

(3)

Represents amounts payable to the Estate of Orval Gillespie. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or common shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are yet to be determined.  The Company is currently restricted, under the terms of its financing arrangements, from repaying these amounts.  Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Outlook

The Company’s financial results are highly dependent upon factors including supply and demand in both the steel and metallurgical coal markets, coal prices, production and sales volumes, the U.S./Canadian dollar exchange rate and production costs (including strip ratios).

Sales and Marketing Initiatives

Sales of the Company’s coal products are generally made under long-term contracts for which annual prices are negotiated and settled. Typically, these settlements are made in advance of the commencement of the coal year on April 1. While trial sales to new customers are generally made under short term agreements, successful trials often lead to longer term contract discussions. The market outlook has been and continues to be affected by the steel mills generally overbuying coal during the fiscal year ending March 31, 2006 in anticipation of supply disruptions experienced in prior years. However, there were no significant supply disruptions during the year. Furthermore, some steel mills decreased their production for a period during the year ended March 31, 2006 in response to an apparent development of steel over-supply. As a result of these factors, steel mills, late in the 2005 calendar year, were reporting higher-than-normal coal inventories such that they could no longer accept new deliveries of coal.

Following the requests by customers to delay shipments in October and November as a result of their over-committing to coal suppliers for the current fiscal year, the Company recommenced shipments in December 2005. These steel mills were unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, the majority of remaining tonnages have been carried over to the next fiscal year at the current year prices.

In light of these circumstances, coal settlements for the 2006 coal year have taken place for the majority of PCI and coking coal production. Reported settlements indicate that the contracted price for low-volatile PCI coal is in the mid to high US$60/tonne range while coking coal settlements have been noted in the range of US$90 - 115 depending upon the individual specifications for the coking coal and the Company’s pricing settlements to date have been consistent with these ranges. The price differential between coking coal and PCI is much wider than is traditionally the case and the Company expects that this will increase PCI coal demand from steel mills where the blast furnace can accept more such coal in the mix. Accordingly, the Company currently anticipates that the long-term pricing for PCI will be relatively stronger than the current year and that the price gap between our PCI and coking coal products will narrow as a result.  The fundamentals of the steel business remain positive over the longer term with growing demand for the product and new steel making and coke making capacity being developed by a number of large steel companies.

The Company has evaluated these market conditions and revised its production plans accordingly such that it intends to market approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007. At present, the Company has commitments from customers for approximately 900,000 metric tonnes of PCI and coking coal at an average sales price of approximately US$82 per tonne. This includes carryover tonnage from the fiscal year ended March 31, 2006.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company continues to place increased focus on its coking coal product. A number of steel mills have received the coking coal samples and are performing their own internal analysis and quality evaluation.  The Company also sent samples to a highly respected independent laboratory to conduct coking tests on the same product.  The coking test results from this laboratory and from the steel mills that have reported their results to the Company indicate the Willow Creek coking coal is a high quality product that compares favourably with the best quality coals coming from Canada.  The Company continues to pursue negotiations with steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year. Typically in the industry, steel mills will reserve a portion of their total estimated coking coal needs for the year to allow new products to be tested.  For this reason and based on the high quality of the product, management believes that total sales, including carryover, will exceed 1 million tonnes in fiscal 2007 year.  Management is also confident that coking coal trial shipments in the current fiscal year will support higher coking coal sales from Fiscal Year 2008 onwards.

In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.

The Company previously indicated that sales for the quarter ending June 30, 2006 were anticipated to be 300,000 tonnes. This sales target has been revised to approximately 180,000 tonnes, partly as a result of delayed customer shipping schedules and partly due to a lack of coal availability. The lack of availability arose as a result of major equipment failures at the Willow Creek mine such that the Company was not able to meet budgeted production targets. The Company has been discussing this situation with its service provider and plans are being developed to compensate for the low production with additional equipment being brought to the Willow Creek mine. Additionally, there was a partial derailment of one of the trains en route to port which further restricted availability of product causing customers to defer their orders.

Production and Reserves

The Company has experienced higher operating costs during the second half of the fiscal year ended March 31, 2006 due to strip ratios of approximately 8.4:1. In October 2005, the Company performed additional drilling at the Willow Creek Mine site to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, P. Eng, the Assistant Mine Manager at Falls Mountain Coal Inc., the Company’s wholly owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity. The analysis was recently completed and provided the following updated indications with regard to the Willow Creek Mine:

•

Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 6:1. These ratios were discussed in the Company’s current updated Technical Report and are reflective of the expansion to the Company’s 4c pit. As discussed earlier in this MD&A, this will result in reduced mining costs for the Willow Creek Mine. It is further anticipated that strip ratios will continue to decrease over the life of the mine.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

In order to secure sufficient storage capacity and reduce rail haulage times the Company has begun shipping through Ridley Terminals in Prince Rupert in addition to Neptune Terminals in North Vancouver. The first customer shipment through Ridley Terminals was made early in January 2006.  This additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.

The Company plans to produce approximately 1.2 million tonnes of coal in its 2007 fiscal year in order to meet its anticipated sales targets and also to ensure that a sufficient volume of coal is on hand and available at the ports as the Company enters the new fiscal year beginning April 1, 2007.

In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.  The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006.

The Company’s current contract with its mining contractor expires on August 31, 2006 and both parties are currently in the process on negotiating a long-term contract. In the event that the Company in unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business and production plans for the fiscal year beginning April 1, 2007.

As disclosed in Note 1 to the audited consolidated financial statements for the year ended March 31, 2006, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital through sales of its common stock and the Company’s ability to achieve and maintain profitable operations.

Critical Accounting Estimates

The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

A summary of the Company’s significant accounting policies is included in Note 2 to the consolidated financial statements for the year ended March 31, 2006. The following is a discussion of the accounting estimates that are significant in determining our financial results:

Revenue recognition

Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due. The value of the shipment is determined by use of standard draft survey results and quality testing, which is accepted by the customer as part of the shipping documentation.  Invoicing and pricing terms are based on negotiated contracts with the customer and follow standard industry practices. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

Inventory

Inventory is carried at the lower of cost and market value. Cost is determined on the weighted average basis. Market value is defined as net realizable value for finished goods. The net realizable value is an estimate based upon various factors, including market conditions, and may be adjusted with future changes to selling prices.

Mineral properties, plant and equipment

(i)

Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less accumulated depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Initial removal costs of waste rock are included in mineral property costs. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s estimated reserves. Changes to the reserve basis are taken into account prospectively. The depletion base used in the current year was the value of the property and development costs at March 31, 2005 ($26.194 million), adjusted quarterly for new additions to the mineral property.  Depletion is recognized as a cost over the life of the mine on a per tonnage charge.  The depletion base will be adjusted at the end of each reporting period to reflect the full development costs as construction and development projects are completed.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

(ii)

Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues and government assistance, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned.  Costs pertaining to properties developed to production are amortized over the estimated productive life of the property.  Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60% of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of reserves. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and also remediation practices employed. Management evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

Stock-based compensation

The Company applied the fair-value method of accounting in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended March 31,
	2006	2005	2004
Dividend yield	0%	0%	0%
Risk free interest rate	3.2 – 3.99%	3.08 – 3.79%	3.97%
Expected life	3 years	3 – 5 years	5 years
Expected volatility	75%	86 - 117%	148%

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Changes in Accounting Policies including Initial Adoption

No new accounting policies were adopted by the Company in the year ended March 31, 2006.

Non-Monetary Transactions

CICA Handbook section 3831, “Non-Monetary Transactions,” will be applicable to the Company with its fiscal year commencing April 1, 2006. We do not believe that adoption of this recommendation will have a material impact on reported operations of the Company.

Financial Instruments, Comprehensive Income and Hedges

The CICA has issued three new sections to the Handbook – section 3855, “Financial Instruments – Recognition and Measurement,” section 1530, “Comprehensive Income” and section 3865, “Hedges.” These recommendations will be applicable to the Company with its fiscal year commencing April 1, 2007 and deal with matters such as when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses, and when and how to apply hedge accounting. The Company does not anticipate that this will have a material effect on its reported operations.

Stripping Costs Incurred in the Production Phase

The CICA Emerging Issues Committee has issued EIC 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation.” This recommendation will be applicable to the Company with its fiscal year beginning April 1, 2007 and determines that stripping costs are to be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in inventory produced during the period the stripping costs are incurred. However, stripping costs should be capitalized if the activity can be shown to represent a betterment to the mineral property such as providing access to sources of reserves that will be produced in future periods. The Company does not anticipate that this will have a material effect on its operations.

Risk Factors

The Company’s business and results of operations are subject to numerous risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof.

Investors are urged to review the discussion of risk factors associated with the Company’s business below and as set out in the Company’s Form 20-F dated June 21, 2006, which has been filed with the Canadian Securities Regulators on SEDAR (www.sedar.com) (as the Company’s Annual Information Form) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov/edgar.shtml):

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Ability to Continue Operations as a Going Concern

Note 1 to the Company’s audited financial statements discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.  Note 1 also points out that the Company has a working capital deficiency of $11.839 million as of March 31, 2006, and notes that the Company’s continued existence is dependent on the ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations.

History of Substantial Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $18.862 million through March 31, 2006.  The Company commenced commercial operations during the March 31, 2005 fiscal year and while income of $0.608 million was realized during the year ended March 31, 2006, there can be no assurance that the Company will be able to operate profitably during future periods.

The Company’s Mining Operations are Dependent on Third-Party Contractor

While the Company’s management provides oversight to its mining operations, those operations are conducted by a third-party contractor responsible for providing the labor and equipment used in connection with those operations.  The current agreement with the Contractor expires on August 31, 2006. The Company is currently negotiating the terms of a long-term contract with this contractor.  In the event that the Company is unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business.

The Company has also experienced performance issues with the Contractor due to equipment failures such that mining activities in the first Quarter of fiscal 2007 were inadequate in order to meet the Company’s shipping schedule to customers. Despite the mobilization of additional equipment, there can be no guarantees that the Contractor will be able to make up these deficiencies and future equipment failures could have a material adverse effect on the Company’s business.

Substantial Capital, Exploration and Development Expenditures are Required at the Company’s Properties and May Exceed Company Estimates

While the Willow Creek Coal Mine began producing coal in August 2004, the Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities.   The Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits.  The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production. The amount of capital expenditures required will vary according to the conclusions of the Technical Report but could be substantial should the Company determine that further development of reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine, is merited.

The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine, consisting of a raw coal crushing and handling facility and a washplant.  In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which lie less than 12 kilometers by road from Pine Valley's coal processing and rail loading facilities.  The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.

Historically, the cost of the Company’s development activities have substantially exceeded initial estimates, and the Company anticipates that actual development costs may continue to vary substantially from initial estimates.  Initial estimates are generally based on consultants’ reports or internally prepared projections.  Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress.  Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company’s project costs.

The Company May Need Additional Financing and There is No Assurance that Financing will be Available

The Company had a working capital deficiency at March 31, 2006 of $11.839 million.  The Company continues to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements.  In addition, the Company’s ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities.  The Company’s ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”).

On June 15, 2006, the Company’s facility with Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

There can be no assurance that the current financing arrangements will be sufficient to meet the future demands and requirements of the Company or that debt or equity financing will be available to the Company in the amount required at any particular time or for any particular period or, if available, that such financing can be obtained on terms satisfactory to the Company.  The Company’s inability to obtain financing when needed could have a material adverse effect on its results of operations and financial condition.

Restrictions Imposed under Debt Agreements and Debt Service and Other Requirements

As of March 31, 2006, the Company had total principal amounts owing on debt of $16.012 million, all of which has been classified as a current liability for financial reporting purposes.  The Company’s existing debt agreements impose substantial interest payment and amortization requirements on it. The Company’s ability to meet its debt service obligations and to reduce its indebtedness will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.  If the Company becomes unable to pay its debt service charges or otherwise commits an event of default as defined in its debt agreements, the Company’s lenders may foreclose on or sell the assets of the Company. The agreements governing the Company’s existing indebtedness also contain covenants limiting its ability to borrow additional funds, to pay dividends or any other cash contributions to shareholders, to dispose of assets and may affect the Company’s flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities.

Coal Price and Volume Volatility May Adversely Affect the Company’s Profitability

The Company’s ability to generate profits is directly related to the volume and price of coal sold. Coal demand and price are determined by numerous factors beyond the control of the Company including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions.  The Company’s dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond the control of the Company.  The effect of any or all of these factors on coal prices or volumes is impossible for the Company to predict. If realized coal prices fall below the full cost of production and remain at such level for any sustained period, then the Company will experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.

The Company’s Sales Depend on Reliable Rail and Ship Transportation of its Coal

The Company’s sales depend on rail and ship transportation. The Willow Creek Coal Mine is serviced by a single rail carrier.  Coal is loaded into seagoing vessels at Neptune Bulk Terminals (Canada) Ltd., in North Vancouver, British Columbia and at Ridley Terminals Inc. in Prince Rupert, British Columbia.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company has, in the past, experienced delays in rail service due to capacity problems experienced by the rail provider. These delays were most noticeable during the fourth quarter of fiscal 2005. Accordingly, the Company maintains an active dialogue with the rail carrier in order to plan for delivery of coal to the port. Service interruption by the rail carrier or port facility may result in lost sales and adversely affect customer relationships.  Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company’s operations above realized coal prices.  To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.  The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services.

The Company’s Mining Operations Involve Substantial Risks

The Company’s mining operations are subject to conditions beyond its control which can affect the cost of mining. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions.  Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Insurance Coverage May Be Unavailable or Inadequate to Cover Potential Claims

Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums or that it will be sufficient to fully cover any claims brought forward.  Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to its competitors within the mining industry. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company.  Should the Company be unable to fully fund the cost of remedying an environmental problem, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

The Company’s Operating Results May Fluctuate as a Result of Many Factors, Some of Which are Beyond the Company’s Control

The Company’s mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Competition is Intense and Likely to Increase

The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets.  Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. These larger companies have substantially greater financial resources than the Company.  In addition, certain coal producers benefit from higher quality coal deposits than those found on the Company’s lands, and some producers benefit from more favorable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by the Company.  The higher prices for metallurgical coal experienced during recent periods are likely to encourage further exploration and development activities, which are likely to result in increased competition in the market for metallurgical coal.  There can be no assurance that the Company will be able to compete effectively with other suppliers or that the need to respond to competitive pricing pressures will not have a material adverse effect on the Company’s results of operation and financial condition.

The Company’s Business is Dependent on the Steel Industry

Continued demand for the Company’s coal is a function of worldwide economic growth and steel production.  The steel industry is highly cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. The cyclical nature of the steel industry can result in dramatic fluctuations in the demand for metallurgical coal.  For example, the 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000.  In addition, materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Reliance on Long-Term Contracts Providing for Annual Pricing Adjustments

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices.  The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of sales subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes.  The loss of certain of its long-term contracts could have a material adverse affect on the Company’s business.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Sales under Contracts of Short-Term Duration

During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales will be sold under contracts of one-year duration or for single shipments. These contracted sales tonnages may not be renegotiated for future years. The loss of customers could have a material adverse affect on the Company’s business.

Achievement of Forecasted Production Levels is Contingent on Permitting

Authorization from governmental authorities will be required before the Company will be permitted to increase its production volume to a level greater than 0.9 million tonnes per year.  Management filed a permit amendment application with provincial government regulators in March 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to approximately 2.2 million tonnes per year, which increase will accommodate the forecasted production increases.  While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. The Company filed all required information with the regulators during March 2006. However, there can be no assurance that the requested permit amendment will be granted in a timely manner if at all.

There can be No Assurance Concerning the Accuracy of Estimates of Reserves

The coal reserves have been estimated by the Company’s technical personnel in consultation with the Company’s outside consultants.  No assurance can be given that the indicated level of recovery of the coal will be realized. The location and definition of coal reserves can only be done on the basis of estimation.  Coal quality and recovery parameters can vary from estimates.  Market price fluctuations for coal as well as increased production costs or reduced recovery rates may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves.  Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Company’s profitability in any particular accounting period.

The Company is Exposed to Risks Resulting from Fluctuations in Exchange Rates

The Company’s coal sales contracts are denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Future Growth Depends on the Company’s Ability to Capitalize on Development Opportunities

The Company’s ability to grow in the future will be dependent on the acquisition and development of presently undeveloped coal properties and mine operations.  The inability of the Company to make and develop such acquisitions in the future, due to lack of capital resources, competition from other coal companies, government restrictions or the lack of suitable acquisition candidates, could limit the Company’s future growth.

The Company is Subject to Risks Associated with Labour Disputes

Many of the Company’s service providers, including its mining contractor, rail carrier and port facility are unionized. Strikes or lockouts could restrict the Company’s ability to produce and sell coal to its customers.

Changes in Legislation may Adversely Affect the Company’s Business

There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Company.  Likewise, there can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor our competitors leading to reduced international coal prices and coal demand from the Company.

Changes in Government Regulation and Taxation of the Mining Industry May Adversely Affect the Company

The Company’s lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining and exploration of mineral properties, but also the possible affects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company has based its business planning, as it relates to income tax matters, upon current income tax legislation.  At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.

Compliance with Environmental Laws and Regulations Imposes Significant Obligations on the Company

The Company may be required to make increased capital and other expenditures as a result of increasingly stringent environmental protection legislation, which expenditures are in addition to currently projected reclamation costs.  Future legislation and administrative regulations may result in the Company being more closely regulated.  Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company does not Intend to Pay Dividends for the Foreseeable Future

The Company has never paid dividends on its common shares and does not anticipate paying any dividends on its common shares in the foreseeable future.  The declaration and payment of dividends is subject to the discretion of the Company’s Board of Directors.  Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, and such other factors as the Board of Directors may deem relevant.

Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants

As of March 31, 2006, the Company had share purchase options outstanding allowing the holders of these options to purchase 3,100,000 common shares and share purchase warrants outstanding allowing the holders to purchase 2,777,500 common shares.  Directors and officers of the Company hold 2,520,000 of these share purchase options. An additional 580,000 share purchase options are held by employees of the Company.  None of the share purchase warrants are held by Directors and officers. Given the fact that as of March 31, 2006 there were 75,732,878 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.

Future Equity Financings May Subject Shareholders to Substantial Dilution

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods.  In addition, the Company has issued equity securities to The Rockside Foundation in connection with its provision of debt financing to the Company and may in the future agree to issue equity securities or securities convertible into or exchangeable or exercisable for equity securities to its lenders in connection with the terms of various financings.   Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further dilution to existing shareholders and could depress the price of the Company’s shares.

No Independent Title Reports or Title Insurance on Coal Leases, Licenses and other Properties

While the Company has reviewed and is satisfied with the titles for the properties in which it has a material interest and, to the best of its knowledge, such titles are in good standing, the Company has not obtained independent title reports or title insurance on its coal leases, coal licenses, nor on any other properties in which it has an interest.  Such property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.  There is no guarantee that title to such property interests will not be challenged or impugned.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Uncertainties Regarding Aboriginal Land Claims May Adversely Affect the Company’s Coal Tenures

In December 1997, the Supreme Court of Canada affirmed that aboriginal groups may continue to have aboriginal title to lands that their ancestors exclusively occupied and controlled at the time of the assertion of British sovereignty.  First Nations and aboriginal bands have claimed aboriginal title and rights over substantial areas of Canada, including areas where the Company operates under coal tenures issued by the provincial government.  Depending on the facts of each case, these claims may give them a right to possess and control land or resources, or a right to compensation from the provincial government in relation to past or current infringement.  The December 1997 decision of the Court created uncertainty with respect to third-party interests, including coal tenures, in lands claimed by aboriginal groups.  The Court dealt generally with the nature of aboriginal title and what was needed in order to prove aboriginal title.  It did not recognize aboriginal title to any particular lands, and did not address how aboriginal title is to be reconciled with property and tenure rights previously granted by the provincial government.  The Court confirmed that aboriginal title is not absolute and may be infringed by the provincial government for substantial legislative purposes.  In British Columbia, many First Nations are participating in treaty negotiations with the federal and provincial governments in an effort to resolve uncertainty about aboriginal rights and title and to identify new authorities and treaty lands to be held by those First Nations.  There can be no assurance that aboriginal land claims will not affect the Company’s existing coal tenures in the future, or its ability to renew or secure other coal tenures in the future.

The Company Depends on a Small Number of Major Customers

Sales to six customers accounted for all of the Company’s net sales during fiscal 2006 (see Note 14 to the Consolidated Financial Statements).  Although we expect that the relative percentage of net sales to each of our customers will change each year, we expect that, in the foreseeable future, we will be dependent on a small number of major customers during each fiscal year.  The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition.

The Company Depends on a Small Number of Key Personnel

The Company’s performance depends to a significant extent on the abilities and continued participation of its Board of Directors and management personnel.  The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found. The Company does not carry any key person insurance.

The Company’s Mining Operations Require Skilled Personnel, Whose Services are in High Demand

The Company’s mining operations require individuals with a high degree of technical or professional skills, such as engineers, trades people and equipment operators.  Our operations compete with those of other coal mines, as well as other local industries, such as oil and gas or forest products, for these skilled workers.   Demand for skilled personnel in the coal mining industry has increased in recent years.  In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

The Company’s Operating Expenses Could Increase Significantly if Utilities, Fuel or Materials and Equipment Prices Increase

The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity that we have to purchase from outside sources.  These prices are subject to change and have increased in recent months.  Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas.  In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months.  The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses.  Accordingly, increases in prices for electricity, fuel and equipment could adversely affect our profitability.

Two Affiliated Investors are in a Position to Exert Significant Influence over the Company’s Activities and Policies

Mark T. Smith, a Director of the Company, owns approximately 16% of its outstanding common shares as of May 31, 2005, and The R. Templeton Smith Foundation, for which Mr. Smith serves as a trustee, owns approximately 7% of such shares.  As a result, Mr. Smith and The R. Templeton Smith Foundation are in a position to exert significant influence over our activities and policies, including elections of Directors and other matters submitted to our shareholders for approval.  In addition to the foregoing, the Company’s Chairman, Jeffrey M. Fehn, also serves as an officer of Oakwood Laboratories, LLC, a company controlled by Mr. Smith and members of his family.

Transactions with Related Parties

To the knowledge of the Company Rockside owns 15.96% of the Company as of the date of this report and is a related party to the Company, as such term is defined in Ontario Securities Commission Rule 61-501, by virtue of its beneficial ownership of more than 10% of the Common shares of the Company.

Pine Valley Mining Corporation

Management’s Discussion & Analysis

For the Year Ended March 31, 2006

Other Information

The Company has not entered into any off-balance sheet arrangements at this time.

As at June 21, 2006, the Company had the following securities issued and outstanding:

Common shares	75,732,878
Share purchase options	3,100,000	exercisable between $0.90 - $5.31 per share.
Share purchase warrants	2,777,500	exercisable between $3.50 - $6.25 per share.

Directors and Officers

Jeffrey M. Fehn

Director, Chairman of the Board

Graham Mackenzie

Director, President and Chief Executive Officer

Mark T.  Smith

Director

Clay Gillespie

Director

Gordon Fretwell

Director

Robert Armstrong

Director

Martin Rip

Vice President Finance, Chief Financial Officer and Secretary

Robert Bell

Executive Vice President and Chief Operating Officer

Sam Yik

Corporate Vice President

Integrity of Disclosure

The Company’s management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the year ended March 31, 2006, and have concluded that such disclosure controls and procedures are operating effectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information regarding the Company and its business operations, including the Company’s annual report for the year ended March 31, 2006, is available on SEDAR company profile at www.sedar.com and is also available on the Company’s website at www.pinevalleycoal.com.